UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Michael Kors Holdings Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G60754101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60754101

1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,193,095

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,193,095

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,193,095

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer: Michael Kors Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices: Unit 1001, 10/F, Miramar Tower 132 Nathan Road, Tsim Sha Tsui, Hong Kong

Item 2.
	(a)	Name of Person Filing: Ontario Teachers’ Pension Plan Board (“OTPP”)
	(b)	Address of Principal Business Office or, if none, Residence: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship: OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities: Ordinary Shares, no par value
	(e)	CUSIP Number: G60754101

Item 3.	Not applicable.

Item 4.	Ownership

(a)
Amount beneficially owned:

Of the 9,193,095 ordinary shares beneficially owned by OTPP, 42,383 ordinary shares were held by  third party investment advisers trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of OTPP.  The DMAP shares were held in discretionary trading accounts with the relevant investment managers being terminable on less than 60 days notice.

	(b)	Percent of class: 4.6%.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 9,193,095
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 9,193,095
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2013

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Melissa Kennedy
Name: Melissa Kennedy
Title: General Counsel, Corporate Secretary and Senior Vice-President, Corporate Affairs